================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          ---------------------------

                                 SCHEDULE 13E-3

                        RULE 13e-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                          ---------------------------

                                MULTEX.COM, INC.
                                (Name of Issuer)

                          ---------------------------

                                MULTEX.COM, INC.
                      (Name of Person(s) Filing Statement)

                          ---------------------------

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)
                                   625367 10 7
                      (CUSIP Number of Class of Securities)

                             Edward C. Fargis, Esq.
                                Multex.com, Inc.
                          100 William Street, 7th Floor
                            New York, New York 10038
                                  212-607-2400
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a Copy to:
                             Phillip R. Mills, Esq.
                              Davis Polk & Wardwell
                              450 Lexington Avenue
                               New York, NY 10017
                                 (212) 450-4000

This statement is filed in connection with (check the appropriate box):

[ ] a. The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-1], Regulation 14C [17CFR 140.14c-101] or Rule 13e3(c) [ss.240.13e-3(c)] under the securities exchange Act of 1934.

[ ] b.  The filing of a registration statement under the Securities Act of 1933.

[X] c.  A tender offer.

[ ] d.  None of the above.

[ ] Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies

                            Calculation of Filing Fee

--------------------------------------------------------------------------------
Transaction                                              Amount of filing fee(2)
Valuation(1)  $237,908,688                                          $19,250
--------------------------------------------------------------------------------
(1) For purposes of calculating fee only. This amount is based upon the purchase of 30,566,672 shares of Common Stock par value $0.01 per share of Multex.com, Inc., at a purchase price of $7.35 per share net in cash.

(2) The amount of the filing fee, calculated in accordance with Section 14(g)(1)(A)(ii) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 11 issued by the Securities and Exchange Commission on February 21, 2003, equals $80.90 per million dollars of the Transaction Valuation.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
                         $19,250

Form or Registration No.:  Schedule TO
                           -----------
Filing Party: Proton Acquisition Corporation and Reuters Group PLC
              ----------------------------------------------------
Date Filed:   February 26, 2003
              -----------------
================================================================================

     This Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed by Multex.com, Inc., a Delaware corporation. The filing person is the subject company. This Schedule 13E-3 relates to the tender offer by Proton Acquisition Corporation, a Delaware corporation and an indirect wholly owned subsidiary of Reuters Group PLC, a company organized under the laws of England and Wales, to purchase all of the outstanding shares of Multex common stock, $0.01 par value per share for a purchase price of $7.35 per common share, net to each selling stockholder in cash, upon the terms and subject to the conditions set forth in Reuters' Offer to Purchase dated February 26, 2003 and the related Letter of Transmittal.

     This Schedule 13E-3 also relates to an Amended and Restated Agreement and Plan of Merger dated as of February 24, 2003 among Multex, Reuters and the merger subsidiary. A copy of this merger agreement with Reuters is filed as
Exhibit 2.1 to our Report on Form 8-K filed with the Securities and Exchange Commission on February 25, 2003 and we are incorporating it into this document by reference. Our merger agreement with Reuters provides, among other things, that, as soon as practicable after the consummation of the tender offer by Reuters' merger subsidiary, and in accordance with the Delaware General Corporation Law, Reuters' merger subsidiary will be merged with and into Multex, with Multex continuing as the surviving corporation of the merger and as a wholly-owned subsidiary of Reuters. At the effective time of the merger, except for common shares held, directly or indirectly, by Multex, Reuters or its merger subsidiary and common shares held by Multex stockholders who do not tender into the offer and who comply with all of the relevant provisions of Section 262 of Delaware General Corporation Law relating to dissenters' rights of appraisal, each outstanding common share will be converted into the right to receive $7.35 in cash or any greater amount per common share paid in the tender offer, without interest. The merger is subject to the satisfaction or waiver of certain conditions, as described more fully below and in our merger agreement with Reuters.

     Concurrently with the filing of this Schedule 13E-3, Multex is filing a Solicitation/Recommendation Statement on Schedule 14D-9 and Reuters is filing a Tender Offer Statement on Schedule TO. A copy of the Offer to Purchase is attached as Exhibit (a)(1)(i) to the Schedule TO and a copy of the Amended and Restated Agreement and Plan of Merger is attached as Exhibit (d)(1) to the Schedule TO.

     Certain sections contained in the Schedule 14D-9 and Offer to Purchase, which sections are expressly listed below, are hereby expressly incorporated herein by reference. All information in, or incorporated by reference in, this
Schedule 13E-3 concerning Multex has been supplied by Multex and all information concerning Reuters and its merger subsidiary has been supplied by Reuters.

   Item 1. Issuer and Class of Security Subject to the Transaction

     (a) We are incorporating into this document by reference the information contained under Item 1 entitled "Subject Company Information" in our
          Schedule 14D-9.

     (b) We are incorporating into this document by reference the information contained under Item 1 entitled "Subject Company Information" in our
          Schedule 14D-9.

     (c) We are incorporating into this document by reference the information contained under Item 6 entitled "Interest in Securities of the Subject Company" in our Schedule 14D-9. We are also incorporating into this document by reference the information contained under the section entitled "THE TENDER OFFER - 5. Price and Range of Shares of Multex Common Stock" in the Reuters Offer to Purchase.

     (d) We are incorporating into this document by reference the information contained under Item 6 entitled "Interest in Securities of the Subject Company" in our Schedule 14D-9.

     (e) We are incorporating into this document by reference the information contained under Item 6 entitled "Interest in Securities of the Subject Company" in our Schedule 14D-9.

     (f) We are incorporating into this document by reference the information contained under Item 6 entitled "Interest in Securities of the Subject Company" in our Schedule 14D-9.


   Item 2.  Identity and Background

     (a) We are incorporating into this document by reference the information contained under Item 2 entitled "Identity and Background of Filing Person" in our Schedule 14D-9.

     (b) We are incorporating into this document by reference the information contained under Item 2 entitled "Identity and Background of Filing Person" in our Schedule 14D-9.

     (c)  Not applicable.

     (d) We are incorporating into this document by reference the information contained under Item 2 entitled "Identity and Background of Filing Person" in our Schedule 14D-9.

     (e) We are incorporating into this document by reference the information contained under Item 2 entitled "Identity and Background of Filing Person" in our Schedule 14D-9.

     (f) We are incorporating into this document by reference the information contained under Item 2 entitled "Identity and Background of Filing Person" in our Schedule 14D-9.

     (g) We are incorporating into this document by reference the information contained under Item 2 entitled "Identity and Background of Filing Person" in our Schedule 14D-9.


   Item 3. Past Contracts, Transactions, Negotiations and Agreements

     (a)  Not applicable.

     (b) We are incorporating into this document by reference the information contained under Item 4 entitled "The Solicitation or Recommendation" in our Schedule 14D-9.


   Item 4.  Terms of the Transaction

     (a) We are incorporating into this document by reference the information contained under the sections entitled "SUMMARY TERM SHEET," "SPECIAL FACTORS - 9. The Merger Agreement; The Tender Agreement and The Employment Agreement"; and "THE TENDER OFFER - 1. Terms of the Offer" in the Reuters Offer to Purchase.

     (b)  None.


   Item 5.  Plans or Proposals of the Issuer or Affiliate

     (a)  Not applicable.

     (b)  Not applicable.

     (c) We are incorporating into this document by reference the information contained under Item 8 entitled "Additional Information" in our
          Schedule 14D-9.

     (d)  Not applicable.

     (e)  Not applicable.

     (f) We are incorporating into this document by reference the information contained under Item 7 entitled "Purposes of the Transaction and Plans or Proposals" in our Schedule 14D-9.

     (g) We are incorporating into this document by reference the information contained under Item 7 entitled "Purposes of the Transaction and Plans or Proposals" in our Schedule 14D-9.


   Item 6.  Source and Amounts of Funds or Other Consideration

     (a) We are incorporating into this document by reference the information contained under the section entitled "THE TENDER OFFER - 8. Source and Amount of Funds" in the Reuters Offer to Purchase.

     (b) We are incorporating into this document by reference the information contained under the section entitled "THE TENDER OFFER - 11. Fees and Expenses" in the Reuters Offer to Purchase.

     (c)  Not applicable.

     (d)  Not applicable.


   Item 7.  Purpose(s), Alternatives, Reasons and Effects

     (a) We are incorporating into this document by reference the information contained under Item 7 entitled "Purposes of the Transaction and Plans or Proposals" in our Schedule 14D-9. We are also incorporating into this document by reference the information contained under the section entitled "SPECIAL FACTORS - 6. Purpose of the Offer; Plans for Multex" in the Reuters Offer to Purchase.

     (b) We are incorporating into this document by reference the information contained under Item 4 entitled "The Solicitation or Recommendation" in our Schedule 14D-9.

     (c) We are incorporating into this document by reference the information contained under Item 4 entitled "The Solicitation or Recommendation" in our Schedule 14D-9.

     (d) We are incorporating into this document by reference the information contained under the sections entitled "SPECIAL FACTORS - 7. Certain Effects of the Offer and the Merger" and "SPECIAL FACTORS - 8. Certain Federal Income Tax Consequences of the Offer" in the Reuters Offer to Purchase.

   Item 8.  Fairness of the Transaction

     (a) We are incorporating into this document by reference the information contained under Item 4 entitled "The Solicitation or Recommendation" in our Schedule 14D-9.

     (b) We are incorporating into this document by reference the information contained under Item 4 entitled "The Solicitation or Recommendation" in our Schedule 14D-9.

     (c)  Not applicable.

     (d) We are incorporating into this document by reference the information contained under Item 2 entitled "Identity and Background of Filing Person" in our Schedule 14D-9.

     (e) We are incorporating into this document by reference the information contained under Item 2 entitled "Identity and Background of Filing Person" and Item 4 entitled "The Solicitation or Recommendation" in our Schedule 14D-9.

     (f) We are incorporating into this document by reference the information contained under Item 4 entitled "The Solicitation or Recommendation" in our Schedule 14D-9.


   Item 9.  Reports, Opinions, Appraisals and Certain Negotiations

     (a) We are incorporating into this document by reference the information contained under Item 4 entitled "The Solicitation or Recommendation" in our Schedule 14D-9 and in Item 5 entitled "Person/Assets, Retained, Employed, Compensated or Used" in our Schedule 14D-9.

     (b) We are incorporating into this document by reference the information contained under Item 4 entitled "The Solicitation or Recommendation" in our Schedule 14D-9.

     (c) We are incorporating into this document by reference the information contained under Item 4 entitled "The Solicitation or Recommendation" in our Schedule 14D-9.


   Item 10.  Interest in Securities of the Issuer

     (a) We are incorporating into this document by reference the information contained under Item 6 entitled "Interest in Securities of the Subject Company" in our Schedule 14D-9.

     (b) We are incorporating into this document by reference the information contained under Item 6 entitled "Interest in Securities of the Subject Company" in our Schedule 14D-9.


   Item 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities

     We are incorporating into this document by reference the information contained under Item 3 entitled "Past Contacts, Transactions, Negotiations and Agreements" in our Schedule 14D-9.

   Item 12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction

     (a) We are incorporating into this document by reference the information contained under Item 4 entitled "The Solicitation or Recommendation" in our Schedule 14D-9.

     (b) We are incorporating into this document by reference the information contained under Item 4 entitled "The Solicitation or Recommendation" in our Schedule 14D-9.


   Item 13.  Other Provisions of the Transaction

     (a) We are incorporating into this document by reference the information contained under Item 8 entitled "Additional Information" in our
          Schedule 14D-9. We are also incorporating into this document by reference the information contained under Schedule B to the Reuters Offer to Purchase.

     (b) We are incorporating into this document by reference the information contained under Item 7 entitled "Purposes of the Transaction and Plans or Proposals" in our Schedule 14D-9.

     (c)  Not applicable.


   Item 14.  Financial Information

     (a)  Financial data concerning the issuer:

          (1) We are incorporating into this document by reference the information contained under Item 8 entitled "Additional Information" in our Schedule 14D-9.

          (2) We are incorporating into this document by reference the information contained under Item 8 entitled "Additional Information" in our Schedule 14D-9.

          (3)  Not applicable.

          (4) We are incorporating into this document by reference the information contained under Item 8 entitled "Additional Information" in our Schedule 14D-9.

     (b)  Not applicable.


   Item 15.  Person and Assets Employed, Retained or Utilized

     (a) We are incorporating into this document by reference the information contained under the section entitled "THE TENDER OFFER - 11. Fees and Expenses" in Reuters' Offer to Purchase.

     (b) We are incorporating into this document by reference the information contained under Item 5 entitled "Person/Assets, Retained, Employed, Compensated or Used" in our Schedule 14D-9.


   Item 16.  Additional Information.

     We are incorporating into this document by reference the information contained under Item 8 entitled "Additional Information" in our Schedule 14D-9.


   Item 17.  Material to Be Filed as Exhibits.

     (a)  Not applicable.

     (b) We are incorporating into this document by reference the information contained under Item 9 entitled "Exhibits" in our Schedule 14D-9.

     (c) We are incorporating into this document by reference the information contained under Item 9 entitled "Exhibits" in our Schedule 14D-9 and the information filed under Item 17 in the Rule 13e-3 Transaction Statement filed by Reuters on the date of this filing.

     (d) We are incorporating into this document by reference the information contained under Item 9 entitled "Exhibits" in our Schedule 14D-9.

     (e) We are incorporating into this document by reference the information contained under Schedule B to the Reuters Offer to Purchase.

     (f) We are incorporating into this document by reference the information contained under Item 9 entitled "Exhibits" in our Schedule 14D-9.

                                                     SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              MULTEX.COM, INC.

                                              By: /s/ Isaak Karaev
                                                  ------------------------------
                                                  Name:  Isaak Karaev
                                                  Title: Chairman and
                                                         Chief Executive Officer

Dated: February 26, 2003